Exhibit 99.10

                   [LETTERHEAD OF REZNICK FEDDER & SILVERMAN]

To the Board of Directors
SBM Certificate Company

We understand the SBM Certificate Company ("company") has decided to change its method of accounting for the certificate reserve liability carried on the balance sheet.

Face-amount certificates issued by the Company entitle certificate holders, who have made either single or installment payments, to receive a definite sum of money at maturity. The certificate liability accrues interest, and cash surrender values are less than the accumulated certificate liability prior to maturity dates. The certificate liability accumulation rates, cash surrender values, certificate liability and certificate reserves, among other matters, are governed by the 1940 Act.

Prior to the acquisition of the Company by Geneva Capital Partners, LLC, on December 5, 2003 ("the 2003 Acquisition"), the Company had adopted a methodology for calculating the certificate liability, whereby the certificate liability is carried at the certificate's surrender value. This accounting policy was adopted by the Company following it's acquisition by State Bond on July 19, 2000 ("the Original Acquisition") and it resulted in a reduction of the certificate liability, net of tax, of $1,259,530 at the Original Acquisition. This amount was reflected as an adjustment to the accumulated deficit of shareholder's equity in the year ended 2000 financial statements.

Following the 2003 Acquisition, management of the Company adopted the methodology for calculating the certificate liability whereby the certificate liability is carried at the account value less an estimate for early surrender charges based on the Company's history with regard to early surrenders.

Both of these methods are in accordance with accounting principles generally accepted in the United States of America.

We agree with the Company that this is a change to a preferable method of accounting.


/s/ Reznick Fedder & Silverman

Bethesda, Maryland
January 23, 2004